EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 of this registration statement on Form S-1 of our report dated April 1, 2019, relating to the consolidated financial statements of Applied Energetics, Inc. and Subsidiary, (collectively, the “Company”) as of December 31, 2018 and 2017 and for each of the two years in the period ended December 31, 2018, appearing in the prospectus, which is part of this registration statement. Our report includes an explanatory paragraph expressing substantial doubt regarding the Company’s ability to continue as a going concern. We also consent to the reference to us under the heading “Experts” in such prospectus.

/s/ RBSM LLP

New York, NY

June 13, 2019